Exhibit 99.1

Form 62-103F1

REQUIRED DISCLOSURE UNDER THE EARLY WARNING REQUIREMENTS

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Common shares (“Goldcorp Shares”) of Goldcorp Inc. (“Goldcorp”)

Goldcorp’s head office is located at:

6363 South Fiddler’s Green Circle, Suite 800

Greenwood Village, Colorado, 80111

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

Not applicable.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

Newmont Mining Corporation (“Newmont”)

6363 South Fiddler’s Green Circle, Suite 800

Greenwood Village, Colorado, 80111

Newmont, a company existing under the laws of Delaware, U.S.A., is primarily a gold producer with significant operations and/or assets in the United States, Australia, Peru, Ghana and Suriname.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On April 18, 2019, Newmont acquired all of the issued and outstanding Goldcorp Shares pursuant to a plan of arrangement (the “Plan of Arrangement”) under the Business Corporations Act (Ontario) (the “Arrangement”).

A news release and a material change report in connection with the foregoing was issued by Goldcorp on April 18, 2019 and filed on the system for electronic document analysis and retrieval (SEDAR) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR).

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1

State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Prior to the Arrangement, Newmont did not own any Goldcorp Shares. Pursuant to the Arrangement, Newmont acquired 869,472,763 Goldcorp Shares, representing 100% of the issued and outstanding Goldcorp Shares and accordingly, following completion of the Arrangement, Newmont beneficially owns 100% of the issued and outstanding Goldcorp Shares.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See Item 2.2 and Item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4

State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

See Item 3.1 above.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

See Item 3.1 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6

If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7

If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

Not applicable.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8

If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

Under the terms of the Plan of Arrangement, the shareholders of Goldcorp (the “Goldcorp Shareholders”) received, for each Goldcorp Share, (a) 0.3280 of a share of Newmont common stock (each, a “Newmont Share”), plus (b) US$0.02 or C$0.27 in cash. In the aggregate, Goldcorp Shareholders received (a) approximately 285,187,067 Newmont Shares, plus (b) approximately US$17,389,455.26 or C$23,183,621.75 in cash.1

[1]	Based on the Bank of Canada’s average daily exchange rate on April 17, 2019 of US$1.00 = C$1.3332.

4.2

In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

See Item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The Purpose of the Arrangement was to permit Newmont to acquire all of the issued and outstanding Goldcorp Shares such that Goldcorp will be a wholly-owned subsidiary of Newmont. Goldcorp shares are being de-listed from the Toronto Stock Exchange and the New York Stock Exchange as promptly as practicable following the Effective Date of the Arrangement and Goldcorp will cease to be a reporting issuer in the applicable jurisdictions.

Other than as stated above, Newmont currently has no future intentions relating to the matters listed in clauses (a) to (k) above.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

In connection with the Transaction, Newmont and Goldcorp entered into an arrangement agreement (the “Arrangement Agreement”) and voting and support agreements (the “Voting Agreements”).

Copies of the Arrangement Agreement and the Voting Agreements are filed on Goldcorp’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov.

Item 7 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: April 18, 2019

NEWMONT MINING CORPORATION

“Logan Hennessey”
Name:	Logan Hennessey
Title:	Vice President, Associate General Counsel and Corporate Secretary